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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                            GENERAL AUTOMATION, INC.
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                               (Name of Issuer)


                                  COMMON STOCK
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                        (Title of Class of Securities)


                                  369-032-107
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                                (CUSIP Number)


      RICHARD H. PICKUP, 2321 ALCOVA RIDGE DRIVE, LAS VEGAS, NEVADA 89134
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)



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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D - AMENDMENT NO. 5


CUSIP No.     369-032-107                                      PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Richard H. Pickup, ####-##-####
        Dito Devcar LP - #88-0294387
        Dito Devcar Corporation, a Nevada corporation, #88-0294385
        Pickup Family Trust, #33-6123575
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        Richard H. Pickup is an individual who maintains his residence in the State of Nevada and is a citizen of the USA. Dito Devcar Corp. and
        Pickup Family Trust were formed under and pursuant to this laws of the State of Nevada.
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                      7   SOLE VOTING POWER
                          Richard H. Pickup - -0-
                          Pickup Family Trust - 110,000
                          Dito Devcar Corp. - 1,208,500
                          Dito Devcar LP - 15,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY                 None
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            (SEE ITEM 7 ABOVE)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                                 None
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      (SEE ITEM 7 ABOVE)      TOTAL OWNED: 1,333,500
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Richard H. Pickup - 0%
        Pickup Family Trust - 94%     Combined Total: 11.37%
        Dito Devcar Corp. - 10.31%
        Dita Devcar LP - .13%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
        Richard H. Pickup - IN
        Pickup Family Trust - CO
        Dito Devcar Corp. - CO
        Dito Devcar LP - CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

                         AMENDMENT NO. 5 TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This statement represents Amendment No. 5 to an original Schedule 13D, dated February 14, 1995 ("Schedule 13D") relating to shares of $.10 par value common stock ("Shares") of General Automation, Inc. ("GA"), a Delaware corporation, whose principal executive offices are located at 17731 Mitchell North, Irvine, California, 92614. Shares of GA are traded on the NASDAQ over-the-counter market.

ITEM 2. IDENTITY AND BACKGROUND

        This Amendment is being filed as Amendment No. 5 to the Schedule 13D, and additional Amendments thereto, and is filed to represent a "year end" report to disclose additional acquisitions of shares by certain members of the "Group," which members have been previously identified, and to disclose an additional entity who shall be acknowledged as being a member of the "Group," all of whom are shareholders of GAUM.

        Over the past five years, none of the filing persons have been (1) convicted in a criminal proceeding, or (2) been a party to a civil proceeding of a judicial or administrative body which resulted in judgment, decree or final order enjoining future violations of, or prohibitions or mandating activity subject to federal, or state securities laws or finding any violations with respect to such laws. Further, none of the officers or directors of the Corporations nor Trustee of the Trust have at any time been convicted in any criminal proceeding or have been a party to any of those proceedings specified in subparagraph (2) hereinabove.

        Mr. Richard H. Pickup, as the controlling shareholder of the Corporation, and also as the Trustee of the Trust, is acknowledged as the party controlling each of the reporting entities herein, although each of the reporting entities disavows and disaffirms the formation of any "group." There exists no agreements or understanding, either in writing or orally, between any of the reporting entities concerning their holding, voting or acquisition or disposition of any Shares of GA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The source of all funds used in acquiring Shares by each of the filing persons represents the personal funds of Mr. Pickup, (which includes funds contributed to the Trust) or represents working capital of the Corporation. No funds used by any of the reporting persons in acquiring any of the Shares were borrowed and all Shares were acquired by purchase through licensed broker dealers in open market trades.

ITEM 4. PURPOSE OF TRANSACTION

        Each of the filing persons has purchased Shares in GA for investment purposes only and no agreement, formal or informal, written or oral, has been entered into by and between any of the filing persons concerning the formation of any group or any group action and the existence of a group is disaffirmed.

        Despite this disaffirmation of a group, the alternatives which are available to the filing persons include the entering into or reaching an agreement with one or more of the filing persons or any third persons concerning the acquisition and disposition of Shares and shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of GA common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup has any present plans in connection with any persons nor Mr. Richard H. Pickup has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however, none of the foregoing actions by any of the filing persons can be ruled out in the future for either the short or long term.


                                       1

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        Further, none of the filing persons has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any person of any additional securities of the issuer or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies upon the board.

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F. Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

        J. Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The interest in securities held by each of the filing persons and the acquisitions of additional Shares subsequent to the previously filed Amendment is as follows:

        A. Mr. Richard H. Pickup, an individual, is the beneficial and record holder of 0 Shares.

        B. The Pickup Family Trust, the Trust, is currently the beneficial and record holder of 110,000 Shares. Said holdings represent approximately 0.94% of all outstanding GA Shares.

        C. Dito Devcar Corporation, is presently the beneficial and record holder of 1,208,500 Shares. The Corporation's Shares constitute approximately 10.31% of all outstanding GA Shares.

        D. Dito Devcar Limited Partnership is presently the beneficial and record holder of 15,000 Shares. The limited partnership's Shares constitute approximately 0.13% of all outstanding GA Shares.

        All the reporting persons currently hold a combined total of 1,333,500 Shares of GA representing 11.37% of all issued and outstanding Shares of GA based upon the 11,724,307 Shares of outstanding common stock.

        Within the past sixty (60) days, there have been no purchases of GA stock.


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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

        No contracts, arrangements, understandings or relationships exist with respect to securities of GA and any of the reporting persons disclosed herein or any relationships between any of the reporting persons, including Mr. Richard H. Pickup.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable as to the reporting persons. No exhibits are being filed.

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: February 14, 2000                    DITO DEVCAR CORPORATION
                                            A Nevada corporation


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                DAVID B. HEHN, President


                                            THE PICKUP FAMILY TRUST UNDER
                                            DECLARATION OF TRUST,
                                            Dated January 5, 1989


                                            By: /s/ RICHARD H. PICKUP
                                                --------------------------------
                                                RICHARD H. PICKUP, Trustee



                                            DITO DEVCAR LIMITED PARTNERSHIP,
                                            A Nevada limited partnership


                                            By: GAMEBUSTERS, INC.,
                                                --------------------------------
                                                A Nevada corporation, its
                                                General Partner


                                            By: /s/ DAVID B. HEHN
                                                --------------------------------
                                                DAVID B. HEHN, President



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